Stephens Inc.

(A Wholly Owned Subsidiary of SI Holdings Inc.)
(SEC I.D. No. 8-001927) (CFTC I.D. No. 0002736)

Statement of Financial Condition as of December 31, 2018,
Supplemental Schedules, Supplemental Report on Internal Control, and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and
Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC** Document.



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: + 1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholder of Stephens Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stephens Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB), and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g and p have been subjected to audit procedures performed in conjunction with the audit of the Company's statement of financial condition. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Regulation 1.16 under the Commodity Exchange Act. In our opinion, such schedules are fairly stated, in all material respects, in relation to the statement of financial condition as a whole.

Deloitte & Touche LLP

February 21, 2019

We have served as the Company's auditor since 2001.

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
(In thousands, except share amounts)

ASSETS

CASH AND CASH EQUIVALENTS	$	15,489
CASH - Segregated under federal and other regulations		190
GOVERNMENT SECURITIES — segregated under federal and other regulations		2,557
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL - segregated under federal and other regulations		11,003
RECEIVABLES FROM:		
Brokers and dealers		42,461
Customers		50,565
Officers, directors, and affiliates		677
Others		9,715
MARKETABLE SECURITIES — at fair value		177,804
MARKETABLE SECURITIES pledged as collateral for repurchase agreements - at fair value		13,901
NOT READILY MARKETABLE SECURITIES — at fair value		3,120
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL		20,279
FURNITURE, FIXTURES, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost — net of accumulated depreciation and amortization of $36,299		4,705
OTHER		21,056
TOTAL	$	373,522

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payables to:		
Brokers and dealers	$	4,421
Customers including free credit balances of $38,329		50,648
Officers, directors, and affiliates		802
Securities sold under agreements to repurchase		36,377
Securities sold but not yet purchased — at fair value		20,727
Accrued compensation		94,407
Other		17,383
Total liabilities		224,765
STOCKHOLDER'S EQUITY:		
Common stock, no par value — 2,000 shares authorized, issued, and outstanding		100,000
Additional paid-in capital		12,000
Retained earnings		36,757
Total stockholder's equity		148,757
TOTAL	$	373,522

See notes to statement of financial condition.

STEPHENS INC.

(A Wholly Owned Subsidiary of SI Holdings Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
(Dollars in thousands)

1. **ORGANIZATION**

    Stephens Inc., an S Corporation (the "Company"), is a full-service investment banking firm which is headquartered in Little Rock, Arkansas. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Commodity Futures Trading Commission (CFTC). The Company is a wholly owned subsidiary of SI Holdings Inc., an S Corporation (the "Parent").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Cash and Cash Equivalents —The Company defines cash and cash equivalents as currency on hand and demand deposits with banks and overnight money market deposits and instruments with a maturity of less than ninety days.

    Receivables from and Payables to Customers — Receivables from customers primarily consist of amounts due on cash and margin securities transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the statement of financial condition. No allowance for doubtful accounts is considered necessary. Payables to customers primarily represent cash on deposit with the Company.

    Receivables from and Payables to Officers, Directors, and Affiliates — Receivables from and payables to officers, directors, and affiliates result from securities transactions executed in the ordinary course of business and carry the same terms and conditions as transactions with non-related parties.

    Receivables from Others — Receivables from others result primarily from the Company's brokerage activities.

    Securities Transactions — Marketable securities and securities sold but not yet purchased are carried at fair value on a trade date basis.

    Securities borrowed are included in receivables from brokers and dealers in the statement of financial condition. The Company's policy is to treat securities borrowed as collateralized financing transactions and record the transactions at the amount of cash collateral advanced. The Company monitors the market value of the securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

    Transactions involving sales of securities under agreements to repurchase or purchases of securities under agreements to resell are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to take possession of securities with a market value in excess of the principal amount loaned plus accrued interest in order to initially collateralize the purchase of securities under agreements to resell. The Company's agreements with third parties generally contain contractual provisions to allow for additional

collateral to be obtained when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral when deemed appropriate.

Concentrations of Credit Risk — In the normal course of business, the Company engages in fixed income transactions that expose it to temporary concentrations of credit risk. In the case of repurchase and resale agreements, counterparty risk is monitored by reviewing counterparty risk compared to established credit limits. Credit limits are established after review of customer financial data. In the case of both debt and equity underwritings, counterparty risk is reviewed by the appropriate underwriting committee prior to commitment.

Furniture, Fixtures, Equipment, and Leasehold Improvements — Furniture, fixtures, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture, fixtures, and equipment is provided over estimated useful lives of three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of 10 years or the lease term. The Company annually evaluates the carrying value of its furniture, fixtures, and equipment to determine if an impairment exists.

Income Taxes — The Company is a Qualified Subchapter S Corporation and therefore bears no entity level tax.

Use of Estimates — The preparation of statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates and assumptions, and these differences may be material.

Recent Accounting Pronouncements—On May 28, 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606) and subsequent related updates. The update modifies the guidance companies use to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other standards. The guidance also requires new qualitative and quantitative disclosures, including information about contract balances and performance obligations. In August 2015, the FASB issued ASU 2015-14 (*Revenue from Contracts with Customers* (Topic 606): Deferral of the Effective Date), which defers the effective date of ASU 2014-09 to first quarter 2018. The Company adopted the new revenue guidance effective January 1, 2018. The adoption of ASU 2014-09 did not have an impact on the Company's statement of financial condition.

In February 2016, the FASB issued ASU 2016-02, "*Leases* (Topic 842)," which is the final standard on accounting for leases. While both lessees and lessors are affected by the new guidance, the effects on lessees are much more significant. The most significant change for lessees is the requirement under the new guidance to recognize right-of-use assets and lease liabilities for all leases not considered short-term leases. Entities are required to use a modified retrospective approach to adopt the guidance. The amendments in ASU 2016-02 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The impact of adopting ASU 2016-02 for period beginning January 2019 results in a Right of Use Asset of approximately $96,000 and a Lease Liability of approximately $100,000. Due to a no action letter issued by the SEC, the impact to net capital is immaterial.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses* (Topic 326), which introduces a new accounting model, referred to as the current expected credit losses (CECL) model, for estimating credit losses on certain financial instruments and expands the disclosure requirements for

estimating such credit losses. Under the new model, an entity is required to estimate the credit losses expected over the life of an exposure (or pool of exposures). This guidance also amends the current impairment model for debt securities classified as available-for-sale securities. This ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of this ASU on it statement of financial condition.

3. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Fair value is a market-based measure considered from the perspective of a market participant rather than a Company-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the market place, the liquidity of the markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Mortgage-backed Securities are comprised of agency issued debt and mortgage pass-throughs. Non-callable agency issued debt securities are generally valued using quoted market prices adjusted for risk characteristics. Actively traded non-callable agency issued debt securities are generally categorized in Level 2 of the fair value hierarchy.

The fair value of corporate bonds and U.S. Treasury obligations are estimated using recently executed transactions, market price quotations or bond spreads. Corporate bonds and U.S. Treasury obligations are generally categorized in Level 2 of the fair value hierarchy.

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate stocks are exchange traded securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy.

Not readily marketable securities held in proprietary inventory are valued using quoted market prices, and they are categorized in Level 1 of the fair value hierarchy. The value of other not readily marketable securities is estimated using multiple factors including the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. These securities are generally categorized in Level 2 of the fair value hierarchy.

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2018
Assets:				
Government securities segregated under federal and other regulations		$ 2,557		$ 2,557
State and municipal obligations		5,708		5,708
Mortgage-backed securities		164,445		164,445
Corporate stocks	$ 4,143			4,143
Money markets, mutual funds and other	1,572			1,572
Corporate bonds, debentures and notes		384		384
U.S. Treasury obligations		15,453		15,453
Not readily marketable securities	1,554	1,566		3,120
Total assets at fair value	$ 7,269	$ 190,113	$ -	$ 197,382
Liabilities:				
Money markets, mutual funds and other		$ 385		$ 385
U.S. Treasury obligations		20,342		20,342
Total liabilities at fair value	$ -	$ 20,727	$ -	$ 20,727

The following table presents the carrying values and estimated fair values at December 31, 2018 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy:

Fair Value Measurements Not on a Recurring Basis
as of December 31, 2018

Assets	Carrying Value		Level 1		Level 2		Level 3	Total Estimated Fair Value	
Cash and Cash Equivalents	$	15,489	$	15,489				$	15,489
Cash Segregated under federal and other regulations		190		190					190
Securities Purchased under agreements to resell, segregated under federal and other regulations		11,003		11,003					11,003
Receivables and Other		124,474			$	124,474			124,474
Securities Purchased under agreements to resell, net		20,279				20,279			20,279
Totals	$	171,435	$	26,682	$	144,753	S -	$	171,435
Liabilities									
Securities sold under agreements to repurchase, net	$	36,377			$	36,377		$	36,377
Payables and Other		167,661				167,661			167,661
Totals	$	204,038	S -		$	204,038	S -	$	204,038

Substantially all of the Company's assets and liabilities are carried at contracted amounts which the Company believes approximate fair value. Assets which are recorded at contract amounts approximating fair value primarily consist of short-term receivables, securities purchased under agreements to resell and certain other receivables. Similarly, the Company's liabilities such as securities sold under agreements to repurchase and certain other payables are recorded at contract amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates on market movements.

Netting of Financial Assets and Financial Liabilities

The following table sets forth the netting of financial assets and of financial liabilities as of December 31, 2018, pursuant to the requirements of ASU 2011-11 and ASU 2013-01.

| | Gross Amounts of Recognized Assets | Gross Amounts Offset In the Statement of Financial Condition | Net Amounts of Assets Presented in the Statement of Financial Condition | Gross Amounts Not Offset in the Statement of Financial Condition | | |
				Financial Instruments	Cash Collateral Received	Net Amount
Offsetting of financial assets						
Securities borrowed	S 120		S 120	S (120)		S -
Securities purchased under agreements to resell, segregated under federal and other regulations	11,003		11,003	(11,003)		-
Securities purchased under agreements to resell	20,279		20,279	(20,279)		-
Total	S 31,402	S -	S 31,402	S(31,402)	S -	S -

| | Gross Amounts of Recognized Liabilities | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Liabilities Presented in the Statement of Financial Condition | Gross Amounts Not Offset In the Statement of Financial Condition | | |
				Financial Instruments	Cash Collateral Received	Net Amount
Offsetting of financial liabilities:						
Securities sold under agreements to repurchase	$ 36,377		$ 36,377	$(36,377)		S -

4.   ASSETS SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2018, the Company had segregated $13,560 of marketable securities and $90 of cash in an account "for the exclusive benefit of customers" and $100 of cash in an account "for the special reserve bank account for Brokers and Dealers" pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

5.   RECEIVABLES AND PAYABLES FROM BROKERS AND DEALERS

Receivables from brokers and dealers at December 31, 2018, consist of the following:

Securities borrowed	$	120
Securities failed to deliver		2,296
Unsettled regular-way trades		38,546
Other		1,499
Total	$	42,461

Payables to brokers and dealers at December 31, 2018, consist of the following:

Securities failed to receive	$	49
Dealer free credits		91
Clearing allocation		2,067
Other		2,214
Total	$	4,421

6. FURNITURE, FIXTURES, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, equipment, and leasehold improvements at December 31, 2018 consisted of the following:

Leasehold improvements	$ 22,695
Computer hardware	6,259
Furniture and fixtures	8,437
Data and telephone equipment	3,447
Other	166
	41,004
Accumulated depreciation	(36,299)
Total	$ 4,705

7. BORROWINGS

The Company had no short-term bank borrowings outstanding at December 31, 2018.

As of December 31, 2018, the Company had no outstanding obligations that were subordinated to claims of general creditors.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company has elected to compute its net capital requirement under the aggregate indebtedness method of the Rule, which does not allow aggregate indebtedness to exceed 15 times net capital. At December 31, 2018, the Company had an aggregate indebtedness to net capital ratio of 1.45 with $113,887 of net capital, which was $102,855 in excess of its required minimum net capital of $11,032. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17).

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and client-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is the subject of regular, comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such

operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

9. EMPLOYEE BENEFIT PLANS

The Company's 401(k) profit sharing plan allows employees to begin making contributions on the first payroll date of the second calendar month following the calendar month of their date of hire/rehire. Participants share in matching contributions for a Plan year if they had Pre-Tax or Roth 401(k) contributions made to the Plan during the year and are an eligible employee at the end of the Plan Year, or have ceased being an eligible employee during the Plan Year after having attained age 65 or by reason of disability or death. The Company's contributions for each plan year are made at the discretion of the Company's Board of Directors. The Plan has graduated vesting over five years. Participants are fully vested in the Company's contributions after five years of service. Forfeirures of the Company's contributions are used to pay for plan expenses or to decrease the Company's contributions.

10. RELATED-PARTY TRANSACTIONS

The Company rents certain real property from an affiliate and other related parties under non-cancelable operating leases. At December 31, 2018, the future minimum rental commitments under these leases are as follows:

Years Ending December 31	Amount
2019	$ 3,973
2020	3,915
2021	3,669
2022	3,512
2023	3,512
Thereafter	35,119
Total	$ 53,700 (a)

(a) Minimum rental commitments will be reduced by minimum sublease rentals of $14,202 due in the future under noncancelable subleases.

The Company pays various expenses on behalf of an affiliated entity which are attributable to the operations of that entity. The affiliate reimburses the Company for expenses paid on its behalf. The payable balance from affiliated entities as of December 31, 2018 was $188, which is included in payables to officers, directors and affiliates.

The Company holds positions in marketable securities of companies in which officers, directors, and affiliates are members of the Boards of Directors. Total investment in related entities was $2,215 which is included in marketable securities.

11. COMMITMENTS AND CONTINGENCIES

In addition to the lease commitment discussed in Note 10, the Company has commitments related to other office space and software maintenance agreements. At December 31, 2018, the future minimum payments required under these agreements are as follows:

Years Ending December 31	Amount
2019	$ 9,861
2020	10,000
2021	9,343
2022	7,974
2023	4,254
Thereafter	14,737
Total	$ 56,169

The Company is a defendant in several lawsuits and an arbitration, which arose from its usual business activities. Almost all of these lawsuits arose from the Company's participation as a member of the underwriting syndicate in public offerings of securities. The Company also is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties. Although the ultimate outcome of these actions cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and consultation with outside counsel, does not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position.

The Company also provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters or placement agents, indemnification of those entities is intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions. The Company has not recorded a liability for such exposure as the likelihood of being required to pay is remote.

12. DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

Off-Balance-Sheet Risk — The Company enters into various transactions involving off-balance-sheet financial instruments, which primarily include securities purchased and sold on a when-issued basis, securities to-be-announced, and options.

The Company has sold securities not yet purchased and, therefore, will be obligated to purchase such securities at a future date. The Company has exposure to losses if the market values of those securities increase prior to purchase.

The Company's clearance activities involve the execution, settlement, and financing of various customer securities and commodities transactions on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Customer transactions may expose the Company to off-balance-sheet risks in the event the customer is unable to fulfill its contractual obligation or the margin requirements are not sufficient to fully cover losses that the customer may incur. The Company controls this risk by establishing credit limits for such activities and monitoring its customers' compliance and exposure on a daily basis.

The Company enters into TBA (to-be-announced) transactions to manage the Company's exposure to risk resulting from trading activities. The table below sets forth the fair value and notional amounts of open TBA contracts as of December 31, 2018.

	Gross Assets Fair Value	Gross Liabilities Fair Value	Contract/ Notional
Forward settling TBA trades	$ -	$ 116,301	$ 114,500

13. COLLATERAL

The Company receives collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, the Company is permitted to sell or repledge the securities held as collateral or for delivery to counterparties to cover short positions. At December 31, 2018, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $101,189 and the fair value of the collateral that had been sold or repledged was $11,877.

	December 31, 2018				
	Remaining Contractual Maturity				
	Overnight and Open	Less than 30 days	30 - 90 days	Over 90 days	Total
Securities sold under agreements to repurchase	$ 13,130	$ 23,247	$ -	$ -	$ 36,377

14. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date this statement of financial condition was issued, and identified no subsequent events that should be disclosed in the notes to the statement of financial condition.

******

SUPPLEMENTAL SCHEDULES

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

SUPPLEMENTAL SCHEDULE — COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2018

NET CAPITAL:	
Total stockholder's equity from statement of financial condition	$148,757
Deduct:	
Nonallowable assets:	
Not readily marketable securities — at fair value	3,120
Furniture, fixtures, equipment, and leasehold improvements — net	4,705
Receivables	12,007
Unsecured receivables from brokers and dealers and customers	3,346
Other	4,514
Other deductions	2,221
Net capital before haircuts on securities	118,844
Haircuts on securities:	
Trading positions	4,957
NET CAPITAL	$113,887
AGGREGATE INDEBTEDNESS:	
Payables to brokers and dealers for customers' securities failed to receive	$ 2,156
Dealers' free credit balances	91
Payables to customers	50,648
Payables to officers, directors, and affiliates	802
Accrued compensation and other accrued liabilities	111,790
Total aggregate indebtedness	165,487
NET CAPITAL	113,887
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED (1/15 OF AGGREGATE INDEBTEDNESS)	11,032
NET CAPITAL IN EXCESS OF REQUIREMENT	$102,855
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.45 to 1

There are no material differences between this computation and the computation included in the
FOCUS Form X-17A-5 Part II as of December 31, 2018, filed by the Company
on January 24, 2019.

STEPHENS INC.

(A Wholly Owned Subsidiary of SI Holdings Inc.)

SUPPLEMENTAL SCHEDULE — SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO THE COMMISSION REGULATION 30.7 AS OF DECEMBER 31, 2018

The Company does not carry any customers' regulated commodity futures, foreign future, and foreign options accounts; therefore, the Company has no reporting requirement.

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 21, 2019

Stephens Inc.
111 Center Street
Little Rock, Arkansas 72201

In planning and performing our audit of the financial statements of Stephens Inc. (the "Company") as of and for the year ended December 31, 2018 (on which we issued our report dated February 21, 2019, and such report expressed an unqualified opinion on those financial statements), in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control. Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry regulated commodity futures, foreign futures, or foreign options accounts for customers, nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, and in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A deficiency in design exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective would

not be met. A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or competence to perform the control effectively.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain regulated commodity firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2018, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE & TOUCHE LLP